AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 15, 2008
INVESTMENT COMPANY ACT FILE NO. 811-07359

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT
UNDER SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
HYPERION BROOKFIELD INCOME FUND, INC.
(Name of Issuer and Filing Person)
Shares of Common Stock, Par Value $0.001 per share
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
CLIFFORD E. LAI, PRESIDENT
HYPERION BROOKFIELD INCOME FUND, INC.
THREE WORLD FINANCIAL CENTER
200 VESEY STREET, 10th FLOOR
NEW YORK, NY 10281-1010
1-800-HYPERION
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)
With copies to:
MICHAEL R. ROSELLA
PAUL, HASTINGS, JANOFSKY & WALKER LLP
PARK AVENUE TOWER
75 EAST 55TH STREET
NEW YORK, NY 10022
CALCULATION OF FILING FEE

Transaction Valuation: $65,024,528*	Amount of Filing Fee: $2,555.46**

*	Calculated as the aggregate maximum purchase price to be paid for (i) 26,981,132 shares in the offer, based upon the net asset value per share ($2.41) on August 31, 2008.

**	Calculated at $39.30 per $1,000,000 of the Transaction Valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $1,375.50
Filing Party: Hyperion Brookfield Income Fund, Inc.
Form or Registration No.: Schedule TO
Date Filed: August 29, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet
Item 4. Terms of the Transaction
Item 7. Source and Amount of Funds or Other Consideration
Item 12. Exhibits
SIGNATURE
EXHIBIT INDEX
EX-99.(A)(1)(I)
EX-99.(A)(1)(II)
EX-99.(A)(1)(III)
EX-99.(A)(1)(IV)

This Amendment No. 1 to the Issuer’s Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 29, 2008 by the Hyperion Brookfield Income Fund, Inc. (the “Fund”) relating to an offer to purchase up to 13,207,547 shares of its issued and outstanding common stock, par value $0.001 per share, amends such Issuer Tender Offer Statement on Schedule TO to add additional exhibits in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended, and to announce that the Fund wishes to increase the number of shares to 26,981,132 that the Fund is offering to repurchase and that shares may be tendered in return for cash or a pro rata portion of the securities held in the Fund’s portfolio.
Item 1. Summary Term Sheet.
Reference is made to the Summary Term Sheet of the Offer to Purchase that is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

Item 4. Terms of the Transaction.
(a)(1)	(i)	The Fund is seeking tenders for 26,981,132 shares of its common stock (the “Offer”).

	(ii)	For each Share tendered, the security holder will receive a cash amount or a pro rata portion of the securities held in the Fund’s portfolio equal to the net asset value per Share (the “NAV”) calculated on the day the tender offer terminates, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 29, 2008, as amended on September 15, 2008 (the “Offer to Purchase”). Copies of the Offer to Purchase and the related Letter of Transmittal are attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively. Reference is hereby made to the cover page and Section 1 “Price; Number of Shares” of the Offer to Purchase, which are incorporated herein by reference.

	(iii)	The Offer is scheduled to expire on September 30, 2008, unless extended.

	(iv)	Not applicable.

	(v)	Reference is hereby made to Section 1 “Price; Number of Shares” and Section 13 “Extension of Tender Period; Termination; Amendments” of the Offer to Purchase, which are incorporated herein by reference.

	(vi)	Reference is hereby made to Section 3 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

	(vii)	Reference is hereby made to the Cover Page, Section 2 “Procedure for Tendering Shares” and Section 3 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

	(viii)	Reference is hereby made to Section 2 “Procedure for Tendering Shares” of the Offer to Purchase, which is incorporated herein by reference.

	(ix)	Reference is hereby made to the cover page and Section 1 “Price; Number of Shares” of the Offer to Purchase, which are incorporated herein by reference.

	(x)	Reference is hereby made to Section 7 “Certain Effects of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

	(xi)	Reference is hereby made to Section 2 “Procedure for Tendering Shares” and Section 12 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which are incorporated herein by reference.

	(xii)	Reference is hereby made to Section 12 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(2)		Not applicable.

(b) No directors or officers of the Fund intend to tender Shares pursuant to the Offer. The Fund has been informed that General Motors Investment Management Corporation, which under the Employee Retirement Income Security Act of 1974, as amended, exercises discretionary control over the voting and disposition of 40,122,085 of the Fund’s 53,221,248 outstanding Shares, intends to tender some of its Shares pursuant to the Offer. The Fund has also been informed that Stitchting Pensioenfonds ABP, which exercises discretionary control over the voting and disposition of 13,014,571 outstanding Shares, intends to tender all of its Shares pursuant to this Offer.
Item 7. Source and Amount of Funds or Other Consideration.
(a) Reference is hereby made to Section 8 “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference.
(b) None.
(c) Reference is hereby made to Section 8 “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference.
Item 12. Exhibits.
(a)(1)	(i)	Offer to Purchase.

	(ii)	Form of Letter of Transmittal.

	(iii)	Letter to Stockholders.

	(iv)	Announcement.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hyperion Brookfield Income Fund, Inc.

By:
Clifford E. Lai
President
September 15, 2008

EXHIBIT INDEX

Exhibit

(a)(1)	(i)	Offer to Purchase.

	(ii)	Form of Letter of Transmittal.

	(iii)	Letter to Stockholders.

	(iv)	Announcement.